SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Press Release
August 18 2009

Petrobras’ oil production in Brazil up 3.8% in July

Petrobras’ average oil and gas production in Brazil, in July, topped out at 2,254,409 barrels of oil equivalent per day (boed), 2.7% more than a year ago (2,195,855 boed). The exclusive domestic field oil production, 1,937,583 barrels per day, was 3,8% higher than July 2008.

July’s 11,000-barrel-per-day higher average volume was the outcome of production going back on line after scheduled shutdowns and of increased production at wells that are interconnected to the P-35 platform, in the Marlim field, and to the P-53 platform, in the Marlim Leste field, both in the Campos Basin.

Considering the fields in Brazil and abroad, the Company’s total oil and natural gas production averaged 2,498,116 barrels of oil equivalent (boe) per day, a 3.2% spike compared to July 2008.

The volume of oil and natural gas coming from countries where Petrobras has operations reached 243,707 barrels of oil equivalent per day (boed), 8.5% more than a year earlier on account of production going on stream in the Nigerian fields of Agbami and Akpo.

Natural gas production in the domestic fields was 50.371 million cubic meters per day, the same as in July 2008.

The chart shows the July production, per state and country.

PETROBRAS’ OIL & NATURAL GAS PRODUCTION
JULY 2009 PER STATE AND PER COUNTRY

STATE/	OIL PRODUCTION			GAS PRODUCTION			OIL/GAS in barrel
COUNTRY	barrels/day			thousand cubic meters/day			equivalent/day (boe)

							TOTAL-
	ONSHORE	OFFSHORE	TOTAL	ONSHORE	OFFSHORE	TOTAL	BOE/DAY

Rio de Janeiro	---	1,629,706	1,629,706	---	27,099	27,099	1,800,153
Amazonas	52,638	---	52,638	9,736	---	9,736	113,874
Espírito Santo	14,090	62,644	76,734	328	1,105	1,433	85,748
Bahia	45,011	145	45,156	2,825	2,154	4,980	76,478
R.G.Norte	54,115	10,960	65,074	790	933	1,723	75,914
Sergipe	39,094	8,324	47,419	260	2,364	2,624	63,924
Alagoas	7,442	263	7,705	1,642	332	1,974	20,119
Ceará	2,212	6,356	8,568	2	110	112	9,272
Paraná (schist)	3,867		3,867	133		133	4,706
São Paulo	---	720	720	---	556	556	4,220

Total Brazil	218,469	1,719,118	1,937,587	15,717	34,654	50,371	2,254,409

Angola	---	2,560	2,560	---	---	---	2,560
Argentina	49,950	---	49,950	8,955	---	8,955	102,655
Bolivia	7,835	---	7,835	7,256	---	7,256	50,542
Colombia	10,639	---	10,639	24	---	24	10,783
Ecuador	2,989	---	2,989	---	---	---	2,989
United States	---	2,379	2,379	---	437	437	4,949
Nigeria	---	44,957	44,957	---	---	---	44,957
Peru	13,036	---	13,036	365	---	365	15,184
Venezuela	8,125	---	8,125	164	---	164	9,088

Total abroad	92,574	49,896	142,470	16,764	437	17,200	243,707

Total Petrobras	311,043	1,769,014	2,080,057	32,481	35,091	67,571	2,498,116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.